From: Burns, Kristin [mailto:Kristin.Burns@sutherland.com]
Sent: Monday, October 31, 2016 5:21 PM
To: minored@sec.gov
Cc: Pangas, Harry S. <Harry.Pangas@sutherland.com>; Park, Adam <Adam.Park@sutherland.com>
Subject: Alcentra Capital Corporation

Dominic,

As a follow up to the voicemail I left you and your discussion with Harry on the private fund disclosure, Alcentra Capital Corporation intends to include the language below in its Registration Statement on Form N-2.  Please let me or Harry know if you have any further comments on this and your thoughts on timing regarding effectiveness.

Private Funds. We will invest no more than 15% of our net assets in entities which would be required to be registered as an investment company under the Investment Company Act of 1940 but for the exemptions in Section 3(c)(1) or 3(c)(7) thereunder (“Private Investment Companies”). Private Investment Companies include hedge funds and private equity funds.  In addition, we will limit our investment in privately offered pooled investment vehicles (“Private Funds”) which include private REITs, private oil and gas funds, private commodity pools, private real estate funds as well as Private Investment Companies, to no more than 35% of our net assets, subject to the overall limit of investing no more than 15% of our net assets in Private Investment Companies.  If we change this policy and determine to invest more than 15% of our net assets in Private Investment Companies or more than 35% of our net assets in Private Funds, we have agreed with the SEC staff to only do so after we have filed, and the SEC has declared effective, a new registration statement or a post-effective amendment to the registration statement on which this prospectus is a part.

Thanks,

Kristin

Kristin Hespos Burns | Associate

Sutherland Asbill & Brennan LLP
700 Sixth Street, NW, Suite 700 | Washington, DC 20001-3980
202.383.0918 direct | 202.637.3593 facsimile
kristin.burns@sutherland.com | www.sutherland.com
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